SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-24556

NOTIFICATION OF LATE FILING

(Check One):	|X| Form 10-K |_| Form N-SAR	|_| Form 11-K	|_| Form 20-F	|_| Form 10-Q

       For Period Ended:                 March 31, 2000

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K	|_| Transition Report on From 10-Q |_| Transition Report on Form N-SAR

       For the Transition Period Ended: _________________________________________

       Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant            MKR HOLDINGS, INC.
Former name if applicable

1070 West 2300 South

Address of principal executive office (Street and number)

Salt Lake City, Utah 84119

City, state and zip code

PART II
RULE 12b-25 (b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| |X|	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          MKR Holdings, Inc. (the “Company”) was unable to complete its filing of the Company’s Annual Report on Form 10-K for the year ended March 31, 2000 (the “10-K”) on time. Pursuant to the Company’s joint Chapter 11 plan of reorganization, which was confirmed on October 27, 2000 by order of the United States Bankruptcy Court for the District of Delaware in the Southern District of New York, the Company transferred all of its assets (including the equity securities of its subsidiaries) to Marker International GmbH, a GmbH organized under the laws of Switzerland (“Marker International”), in return for a 15% interest in Marker International. As an owner of 15% of Marker International, the Company must report a proportionate share of Marker International’s financial information in its 10-K. The Company’s management has met with considerable delay in obtaining and compiling the necessary information of Marker International, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file the 10-K no later than July 17, 2000 (15 calendar days from June 29, 2000, not including the holiday, July 4th).

PART IV
OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

Kevin Hardy	(801) 972-2100

(Name)	(Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

|X| Yes      | _ | No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes      | _ | No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company reported a net loss of $48.0 million for the year ended March 31, 1999. As a result of the sale of all of the Company’s assets, the Company currently anticipates that it will report net income of approximately $28.1 million for the year ended March 31, 2000.

MKR HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 27, 2000	By: /s/ Kevin Hardy
Kevin Hardy President, Chief Executive Officer, and Chief Financial Officer (authorized officer of registrant)

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

          (1)    This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          (2)    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

          (3)    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          (4)    Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          (5)   Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.